Exhibit 99.1

InflaRx announces first patient enrolled in Phase IIb trial
with lead candidate IFX-1 in Hidradenitis Suppurativa

Jena, Germany, March 8, 2018 – InflaRx N.V. (Nasdaq:IFRX), the biopharmaceutical company developing new therapeutics in the terminal complement space, today announced enrollment of the first patient in its Phase IIb study with IFX-1, a first-in-class anti-human complement factor C5a antibody, in patients suffering from moderate or severe Hidradenitis Suppurativa (HS). HS is a painful, chronic and debilitating inflammatory skin disease with limited treatment options.

The randomized, double-blind, placebo-controlled, multicenter study will be conducted in approximately 50 sites in several countries, including the United States, Germany, Greece, Denmark and the Netherlands. Approximately 175 patients will be enrolled in five dose groups. After a placebo-controlled, double-blind period of 16 weeks, the study will be extended to a 28-week open-label extension phase to assess long-term efficacy and safety. The main objective of the study is the evaluation of a dose response signal, assessed by the Hidradenitis Suppurativa Clinical Response (HiSCR) score at week 16 as the primary endpoint. Additional objectives include the evaluation of safety and tolerability of IFX-1 as well as an assessment of additional efficacy and patient-reported outcome parameters.

Othmar Zenker, M.D., Chief Medical Officer of InflaRx, said: “We are very pleased to start our first Phase IIb trial with our lead candidate IFX-1. After the very promising results from a Phase IIa trial, with this study we aim to determine the optimal dose regimen as well as to assess the long-term efficacy and safety of IFX-1.”

Prof. Dr. med. Evangelos J. Giamarellos-Bourboulis, of the ATTIKON University Hospital in Athens, Greece, the principal investigator of this trial, said: “New treatment options for moderate to severe HS are of immense importance to patients and clinicians as the current treatment options for many patients with HS are limited. The C5a blockade with IFX-1 offers an entirely new mode of action to tackle this disease. The trial design is based on the exciting results from the previously conducted Phase IIa study.”

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody which highly effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has demonstrated control of the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical Phase II studies. In total, over 150 patients have so far been treated with IFX-1, which was well tolerated. IFX-1 is currently being developed for different inflammatory indications.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX”. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Prof. Dr. Niels C. Riedemann - CEO

Email: info[at]inflarx.de

Tel: +49-3641-508180

MC Services AG

Katja Arnold, Andreas Jungfer

Email: inflarx[at]mc-services.eu

Tel: +49-89-210 2280

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.